Exhibit 99.1

CARDIOME PHARMA CORP.

(the “Company”)

Annual and Special Meeting of Shareholders

(the “Meeting”)

May 9, 2018

REPORT OF VOTING RESULTS

(Pursuant to Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations)

Common Shares represented at the Meeting:	25,578,577
Total issued and outstanding Common Shares as at Record Date:	34,868,962
Percentage of issued and outstanding Common Shares represented:	73.36%

1.	Election of Directors

By ordinary resolution passed by ballot vote, the following six nominees proposed by management were elected as directors of the Company to hold office until the next annual meeting of shareholders or until their successors are elected or appointed:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Richard M. Glickman	12,940,834	70.34%	5,456,506	29.66%
W. James O’Shea	17,819,958	96.86%	577,382	3.14%
William L. Hunter	17,878,443	97.18%	518,897	2.82%
Mark H. Corrigan	17,817,258	96.85%	580,082	3.15%
Arthur H. Willms	17,877,308	97.17%	520,032	2.83%
Robert J. Meyer	17,877,333	97.17%	520,007	2.83%

2.	Appointment of Auditor

By ordinary resolution passed by show of hands, KMPG LLP, Chartered Accountants, was appointed auditor of the Company for the ensuing year.

3.	Approval of Arrangement Resolution

By special resolution passed by ballot vote, the plan of arrangement under Section 192 of the Canada Business Corporations Act involving the Company, Correvio Pharma Corp. (a wholly-owned subsidiary of the Company) and Cipher Pharmaceuticals Inc. was approved as follows:

Votes For	% Votes For	Votes Against	% Votes Against
18,384,626	99.93%	12,714	0.07%

4.	Approval of New Correvio Stock Option Plan

By ordinary resolution passed by ballot vote, the stock option plan for Correvio Pharma Corp. was approved as follows:

Votes For	% Votes For	Votes Against	% Votes Against
16,148,562	87.78%	2,248,778	12.22%

5.	Approval of New Correvio RSU Plan

By ordinary resolution passed by ballot vote, the restricted share unit plan for Correvio Pharma Corp. was approved as follows:

Votes For	% Votes For	Votes Against	% Votes Against
16,328,633	88.76%	2,068,707	11.24%

No other non-routine business was transacted or voted upon at the Meeting.

Dated: May 10, 2018